January 22, 2010

H. Christopher Owings

Securities and Exchange Commission

Re: Patent Professionals

Registration Statement on Form S-1

File No., 333-160031

Re: Letter dated July 15, 2009

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

General

We have updated our financials pursuant to Rule 8-08 of Regulation S-X.

Summary Information

Summary Information about patents Professional, Inc.

We have revised our second paragraph to disclose that we do not have any revenues and limited operations.

We have added additional information providing greater detail of our business model and what activities the Company must undertake to successful launch its service.

Risk Factors

We have removed the summary of risk factors as per suggested.

(21) if a market for our common stock does not develop…

We have removed references to “listing” or “traded” in this section and throughout the document to clarify we are seeking a quotation on the OTCBB.

Use of Proceeds

We have amended our document to reflect the net proceeds that would be used for each purpose.

Dilution

We have revised the tangible book value per share to reflect ($0.0009).

Description of Securities

Anti-Takeover Provisions

We have amended our document to reflect that our corporate offices are in Nevada and we have removed the statement that we will not conduct business in the state of Nevada.

Description of Business

Market Opportunity

We have amended our document to reflect the amount of patents filed in the United States rather than the estimates size of the technology transfer annually, as our original data came from Internet research that we have been unable to re locate. We have also added verbiage discussing the effect the current economy will have on our business model.

Available Information

We have amended our document to reflect that we will not be subject to Section 14 of the Exchange Act proxy rules and have modified our reference to proxy statements

Financial Statements

Notes to Financial Statements

We have amended our document to correct the typographical error stating there were 95,000,000 shares in the company’s capitalization when in fact there are only 75,000,000.

Capital Resources and Liquidity

 We have amended our document to outline our cost of operations over the next 12 months and what anticipated increases in capital requirements the Company will have. We have revised our appropriate risk factor on page 3 with quantitative information about our capital needs.

Directors and Executive Officers

Business Experience

 We have amended our document to outline what import/export experience Mr. Yomoguita has.

Part II- Information Not required In the Prospectus

Recent sales of Unregistered Securities.

 Mr. Yomoguita acquired his shares through a board resolution, on January 20, 2009. The Company did not issue the shares to Mr. Yomoguita at the time as they had not been fully subscribed to. Our bookkeeper and accountant suggested we book these shares as outstanding and note the balance of subscription funds as a stock subscription receivable.

 No subscription agreement exists between the Company and Mr. Yomoguita and the Company shares were issued under a director resolution. As of the filing of this amendment the Company has received the outstanding balance from Mr. Yomoguita for his shares. As Mr. Yomoguita was the only shareholder of our Company and the shares were not issued to him and would not be until the subscription was fully paid for we did not consider this a breach of Section 13K of the Exchange Act, Mr. Yomoguita had not been issued shares from treasury and had not received any benefit from the Company.

s/ Wagner Massao Yomoguita

Wagner Massao Yomoguita

President

Patents Professional, Inc.